

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   February 1, 2018

Federico A. Tripodi
Chief Executive Officer
Calyxt, Inc.
600 County Road D West, Suite 8
New Brighton, MN 55112

   Re: Calyxt, Inc.
     Draft Registration Statement on Form S-1
     Submitted January 25, 2018
     CIK No. 0001705843

Dear Mr. Tripodi:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Julie Griffith at (202) 551-3267 with any questions.

        Sincerely,

        /s/ Justin Dobbie

        Justin Dobbie
        Legal Branch Chief
        Office of Transportation and Leisure